Exhibit (a)(2)

LETTER TO STOCKHOLDERS OF HOME PRODUCTS

November 12, 2004

Dear Stockholders:

      We are pleased to inform you that Home Products International, Inc. has entered into an acquisition agreement, dated as of October 28, 2004, with Storage Acquisition Company, L.L.C., pursuant to which Storage Acquisition Company has commenced a tender offer to purchase all of the outstanding shares of Home Products’ common stock for $2.25 per share, net to the seller in cash, less any applicable withholding taxes and without payment of interest. Before entering into this acquisition agreement, we terminated the Agreement and Plan of Merger with JRT Acquisition, Inc., which provided for the acquisition of Home Products at a price of $1.50 per share.

      The price per share to be paid by Storage Acquisition Company in its tender offer for Home Products represents a premium of approximately 50% over the $1.50 per share price in the agreement with JRT Acquisition, and a premium of approximately 73% over the $1.30 average closing sale price of Home Products’ common stock for the 30 days prior to December 9, 2003, the date on which JRT Acquisition made its initial offer to acquire Home Products.

      A special committee of our board of directors, consisting solely of disinterested and independent directors, unanimously determined that the terms and conditions of the acquisition agreement and the transactions contemplated thereby, including the tender offer, are fair to, and in the best interests of, the stockholders of Home Products, approved the acquisition agreement and recommended that the board of directors approve the acquisition agreement and recommend that the stockholders accept the tender offer and tender their shares to Storage Acquisition Company.

      In making its determinations and recommendations, the special committee considered a number of factors, including rising prices of raw materials and other business risks confronting Home Products, the limited public float and low trading volume of Home Products’ common stock, the costs associated with being a public company and the process of soliciting offers for Home Products initiated in April 2002. In addition, the special committee reviewed the written opinion of Mesirow Financial, Inc., its financial advisor, that as of the date of the opinion, and based upon, and subject to, the factors and assumptions set forth in the opinion, the $2.25 per share in cash to be offered to our stockholders is fair to our stockholders from a financial point of view.

      Our board of directors, following the recommendations and adopting the analysis of the special committee, approved the acquisition agreement and the transactions contemplated thereby, including the tender offer, deemed the acquisition agreement and the transactions contemplated thereby, including the tender offer, fair to, and in the best interests of, Home Products’ stockholders, and recommends that stockholders accept the offer and tender their shares of common stock to Storage Acquisition Company pursuant to the tender offer.

      All of our executive officers and directors, including the undersigned, currently intend to tender, pursuant to the tender offer, all shares of common stock held of record or beneficially owned by them.

      There are several conditions to the completion of the tender offer, including that a minimum number of shares of Home Products’ common stock be tendered and not withdrawn prior to the expiration of the offer. The minimum number of shares that must be tendered is 80% of Home Products’ outstanding common stock excluding the approximately 8% currently held by affiliates of Storage Acquisition Company (without giving effect to the exercise or conversion of any then outstanding options, warrants, or other rights to acquire, or securities convertible into or exercisable for, shares of common stock). There are other customary conditions to the tender offer that also must be satisfied.

      The acquisition agreement does not provide for any transaction (such as a merger or stock split) to follow the consummation of the tender offer. Accordingly, stockholders of Home Products whose shares are not purchased in the tender offer will retain their shares, and there may be little or no market for these shares.

      Enclosed is a copy of Home Products’ Solicitation/ Recommendation Statement, which we filed today with the Securities and Exchange Commission. The Statement contains additional information relating to the tender offer and the acquisition agreement, including a description of the reasons for the Board of Directors’ recommendation that the Home Products’ stockholders accept the offer and tender their shares to Storage Acquisition Company. A copy of the written opinion of Mesirow Financial, Inc., describing the assumptions made, matters considered and review undertaken by Mesirow Financial, Inc. is attached to Home Products’ Statement.

      Also enclosed are Storage Acquisition Company’s offer to purchase, dated November 12, 2004, a letter of transmittal for use in tendering your shares of Home Products common stock and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before making your decision to tender your shares of Home Products common stock.

      Your Board of Directors and the management and employees of Home Products thank you for your continued support.

Sincerely,

James R. Tennant Chairman and Chief Executive Officer	Charles R. Campbell Chairman, Special Committee of the Board of Directors